UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

                                 Loral Space & Communications Inc.
(Name of Issuer)

    Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

                      543881106
(CUSIP Number)

Doron Lipshitz, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
                                 (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      March 21, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No.: 543881106	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,180,203 0 2,180,203 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,180,203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,450,940 0 2,450,940 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,940

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,119,585 0 2,119,585 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,629,590 0 2,629,590 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,590

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,523,592 0 1,523,592 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,838,397 0 3,838,397 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,838,397

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5,361,989 0 5,361,989 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,361,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,688,230 0 6,688,230 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,688,230

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,688,230 0 6,688,230 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,688,230

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 11 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	17,130,749 0 17,130,749 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,130,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 12 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	17,130,749 0 17,130,749 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,130,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

          This Statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 4, the Schedule 13D filed on November 30, 2005 (the “Original 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original 13D (“Amendment No. 2”) and on February 28, 2007 by Amendment No. 3 to the Original 13D (“Amendment No. 3” and, together with the Original 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 3.

Item 5. Interest in Securities of the Issuer

          Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:

          The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, which disclosed that there were 20,063,325 shares of Common Stock outstanding as of March 1, 2007. In all circumstances, the conversion or exchange of the convertible securities described herein and reported as being beneficially owned by certain of the Reporting Persons into shares of Common Stock will be subject to the Voting Limitation as further described in the second paragraph of the subsection titled "Purchase Agreement" in Item 4 of Amendment No. 3. All references in this Item 5(a) to "*" shall be references to such Voting Limitation.

          (a)   (i) Master Account may be deemed the beneficial owner of 2,180,203 shares of Common Stock held for its own account (approximately 10.3%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,153 shares of Common Stock, (B) 156,430 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock and (C) 983,620 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock.

          (ii)   Capital Partners (100) may be deemed the beneficial owner of 270,737 shares of Common Stock held for its own account (approximately 1.3%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 138,927 shares of Common Stock, (B) 18,090 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (C) 113,720 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.

          (iii)   Advisors may be deemed the beneficial owner of 2,450,940 shares of Common Stock (approximately 11.5%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,153 shares of Common Stock held for the account of Master Account, (B) 156,430 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock, (C) 983,620 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock, (D) 138,927 shares of Common Stock held for the account of Capital Partners (100), (E) 18,090 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (F) 113,720 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.

          (iv)   Institutional Partners may be deemed the beneficial owner of 2,119,585 shares of Common Stock held for its own account (approximately 10.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

          (v)   MHRA may be deemed the beneficial owner of 205,073 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

          (vi)   MHRM may be deemed the beneficial owner of 304,932 shares of Common Stock held for its own account (approximately 1.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

          (vii)   Institutional Advisors may be deemed the beneficial owner of 2,629,590 shares of Common Stock (approximately 13.1% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,119,585 shares of Common Stock held for the account of Institutional Partners, (B) 205,073 shares of Common Stock held for the account of MHRA and (C) 304,932 shares of Common Stock held for the account of MHRM.

          (viii)   Institutional Partners II may be deemed the beneficial owner of 1,523,592 shares of Common Stock held for its own account (approximately 7.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,132 shares of Common Stock, (B) 77,590 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock and (C) 487,870 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock.

          (ix)   Institutional Partners IIA may be deemed the beneficial owner of 3,838,397 shares of Common Stock held for its own account (approximately 17.9%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,413,827 shares of Common Stock, (B) 195,470 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (C) 1,229,100 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.

          (x)   Institutional Advisors II may be deemed the beneficial owner of 5,361,989 shares of Common Stock (approximately 24.3%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,132 shares of Common Stock held for the account of Institutional Partners II, (B) 77,590 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock, (C) 487,870 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock, (D) 2,413,827 shares of Common Stock held for the account of Institutional Partners IIA, (E) 195,470 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (F) 1,229,100 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.

          (xi)   Institutional Partners III may be deemed the beneficial owner of 6,688,230 shares of Common Stock held for its own account (approximately 25.0%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 917,680 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 5,770,550 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.

          (xii)   Institutional Advisors III may be deemed the beneficial owner of 6,688,230 shares of Common Stock (approximately 25.0%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 917,680 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 5,770,550 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.

          (xiii)   Fund Management may be deemed the beneficial owner of 17,130,749 shares of Common Stock (approximately 57.1%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

          (xiv)   Dr. Rachesky may be deemed the beneficial owner of 17,130,749 shares of Common Stock (approximately 57.1%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III.

          (b)   (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 2,180,203 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,180,203 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

          (ii)   Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 270,737 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 270,737 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

          (iii)   Advisors may be deemed to have (x) the sole power to direct the disposition of 2,450,940 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,450,940 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

          (iv)   Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,119,585 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,119,585 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.

          (v)   MHRA may be deemed to have (x) the sole power to direct the disposition of 205,073 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,073 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.

          (vi)   MHRM may be deemed to have (x) the sole power to direct the disposition of 304,932 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 304,932 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.

          (vii)   Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,629,590 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,629,590 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.

          (viii)   Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,523,592 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,523,592 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.

          (ix)   Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,838,397 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,838,397 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

          (x)   Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,361,989 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,361,989 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.

          (xi)   Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 6,688,230 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 6,688,230 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

          (xii)   Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 6,688,230 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 6,688,230 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

          (xiii)   Fund Management may be deemed to have (x) the sole power to direct the disposition of the 17,130,749 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 17,130,749 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

          (xiv)   Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 17,130,749 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 17,130,749 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

          (c)   Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.

          (d)   (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

          (ii)   The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

          (iii)   The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.

          (iv)   The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.

          (v)   The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.

          (vi)   The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

          (vii)   The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

          (viii)   The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

          (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended to add the following:

          On March 21, 2007, Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III (collectively, the “MHR Funds”) entered into a Memorandum of Understanding (the “MOU”) providing for the settlement of the shareholder derivative action filed on November 3, 2006 in the Supreme Court of the State of New York, County of New York (the “Court”), captioned Babus v. Targoff, et al., Index No. 06/603 842 (the “Lawsuit”). The Lawsuit named the Issuer’s directors as defendants, and the Issuer as nominal defendant, and concerned the Purchase Agreement, pursuant to which the MHR Funds purchased from the Issuer preferred shares of the Issuer (the “Preferred Shares”) as further described in Amendment No. 3.

          Pursuant to the terms of the MOU:

         a.   The MHR Funds will pay to the Issuer $4 million in cash within five (5) business days of obtaining a court order approving the terms of the MOU that is finally approved on appeal or no longer subject to appeal; and

         b.   The MHR Funds will pay to the Issuer an amount in cash within five (5) business days following the MHR Funds’ (which for this purpose shall be deemed to include any investment partnerships controlled by Fund Management) actual receipt of net cash or cash equivalent proceeds as set forth below. In the event that the MHR Funds’ actual receipt of net cash or cash equivalent proceeds from the sale by the MHR Funds of (A) any or all of the Preferred Shares, (B) any shares, including any paid-in-kind dividends or Conversion Shares (as hereinafter defined) issued in respect of and pursuant to the terms of such Preferred Shares, or (C) any securities issued or delivered in exchange for or in respect of the securities referred to in clauses (A) and (B) above, taken together with the aggregate amount actually received by the MHR Funds in cash or cash equivalents for the securities referred to in clauses (A) and (B) above in consideration for any prior sales of such securities, in one or more transactions, is in excess of an amount equal to the product of:

         (i)   (X) $55 multiplied by (Y) the sum of the number of Preferred Shares issued on February 27, 2007, plus any other shares, including any paid-in-kind dividends, issued in respect and pursuant to the terms thereof through the date of such sale, then the MHR Funds will pay (or cause the payment) to the Issuer an amount in cash equal to $9.5 million;

         (ii)   (X) $70 multiplied by (Y) the sum of the number of Preferred Shares issued on February 27, 2007, plus any other shares, including any paid-in-kind dividends, issued in respect and pursuant to the terms thereof through the date of such sale, then the MHR Funds will pay (or cause the payment) to the Issuer an additional amount in cash equal to $8.5 million, such that the total amount of all cash payments to the Issuer will equal $18 million; and

         (iii)   (X) $80 multiplied by (Y) the sum of the number of Preferred Shares issued on February 27, 2007, plus any other shares issued, including any paid-in-kind dividends, in respect and pursuant to the terms thereof through the date of such sale, then the MHR Funds will pay (or cause the payment) to the Issuer an additional amount in cash equal to $8.5 million, such that the total amount of all cash payments to the Issuer will equal $26.5 million.

          Any distribution of any securities by any of the MHR Funds to any of their respective limited partners shall be deemed to be a sale for cash or cash equivalent proceeds at the value determined by the MHR Funds in accordance with the applicable MHR Fund partnership agreement.

          “Conversion Shares” means the shares issued to the MHR Funds upon conversion of the Preferred Shares or any other preferred shares issued, including any paid-in-kind dividends, in respect of and pursuant to the terms of such Preferred Shares, and any replacement securities which the MHR Funds actually receive from time to time in exchange for such Conversion Shares.

          All calculations shall be subject to proportionate adjustment to take into account any stock dividend, split, reverse split, combination, recapitalization or any similar transaction affecting the common stock as provided for in the Issuer’s Restated Certificate of Incorporation. When used in connection with any preferred shares referred to in clause (Y) of subsections (i), (ii) and (iii), such number of preferred shares shall be multiplied by the applicable conversion number at the time of such sale for such preferred shares as defined in the applicable Certificate of Designation relating thereto.

          The parties to the Lawsuit have agreed to use their best efforts to agree upon and execute a stipulation of settlement and such other documentation as may be required to obtain court approval of the settlement and dismissal of the Lawsuit (the “Settlement Documents”). The consummation of the settlement is subject to: (a) the drafting and execution of the Settlement Documents; (b) the completion by the plaintiff of confirmatory discovery in the Lawsuit reasonably satisfactory to plaintiff’s counsel; and (c) a court order approving the settlement in accordance with the terms of the Settlement Documents and that such order is finally affirmed on appeal or is no longer subject to appeal and dismissal of the Lawsuit in its entirety with prejudice and without awarding costs to any party (except for attorneys’ fees, costs and expenses to be awarded to plaintiff’s counsel subject to approval by the Court as provided in the MOU).

          This description of the MOU is not intended to be complete and is qualified in its entirety by reference to the full text of the MOU attached to this Statement as Exhibit 1.

Item 7. Material to be Filed as Exhibits

Exhibit No. 1	Description Memorandum of Understanding, dated March 21, 2007 (incorporated by reference to Exhibit 10.1 to Issuer's Current Report on Form 8-K filed on March 21, 2007).

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 23, 2007	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

By: MHR Institutional Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS II LP

By: MHR Institutional Advisors II LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By: MHR Institutional Advisors II LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.